UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from              to

Commission File Number: 1-1657

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CRANE CO.

100 First Stamford Place

Stamford, Connecticut 06902

CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

INDEX TO FORM 11-K

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Assets Available for Benefits as of December 31, 2008 and 2007	2

Statements of Changes in Assets Available for Benefits for the Years Ended December 31, 2008 and 2007	3

Notes to Financial Statements for the Years ended December 31, 2008 and 2007	4-11

Supplemental Schedule as of December 31, 2008:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008	12

Signatures	13

Exhibit

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the Union Crane Co. Savings and Investment Plan

We have audited the accompanying statements of assets available for benefits of the Crane Co. Union Savings and Investment Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/    Deloitte & Touche LLP

Stamford, Connecticut

June 29, 2009

CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2008 AND 2007

	2008	2007

INVESTMENTS, AT FAIR VALUE
Participant-directed investments, at fair value:
Investment in Master Trust	$13,451	$—
Crane Co. Company Common Stock	—	29,298
Mutual Funds	593,166	917,928
Common Collective Trust	737,115	752,638
Pooled Separate Account	—	97,516
Loan Fund	94,944	83,950

Total investments	1,438,676	1,881,330

RECEIVABLES:
Company contributions	52,826	1,188
Employee contributions and loan payments	2,950	4,450

Total receivables	55,776	5,638

ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,494,452	1,886,968

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	12,595	2,265

ASSETS AVAILABLE FOR BENEFITS	$1,507,047	$1,889,233

See Notes to Financial Statements

CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED

DECEMBER 31, 2008 and 2007

	2008	2007
ADDITIONS:
Contributions:
Employee	$77,788	$123,293
Company	90,060	51,101

Total contributions	167,848	174,394

Investment income (loss):
Interest	8,923	5,402
Dividends	31,281	10,279
Net (depreciation) appreciation in fair value of investments	(374,259)	120,624

Net investment income (loss)	(334,055)	136,305

DEDUCTIONS:
Distributions to participants	(190,781)	(195,058)
Administrative and other expenses	(25,198)	(2,593)

Total deductions	(215,979)	(197,651)

(DECREASE) INCREASE IN ASSETS	(382,186)	113,048

ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,889,233	1,776,185

End of year	$1,507,047	$1,889,233

See Notes to Financial Statements

CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements as of and for the years ended December 31, 2008 and 2007

1.	DESCRIPTION OF THE PLAN

The following is a brief description of the Crane Co. Union Savings and Investment Plan (the “Plan”). Participants should refer to the Plan document and amendments for more complete information and for description of terms used herein.

A.	General The Plan is a defined contribution plan covering certain United States of America (“U.S.”) collective bargaining employees of Crane Co. and its subsidiaries (the “Company”), and includes a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Further, a portion of the Plan is invested in Company common stock, which qualifies as an Employee Stock Ownership Plan, as defined in Section 4975 of the Code. The Plan is generally available to those Company employees covered by collective bargaining units who negotiated inclusion in the Plan and the benefits delivered vary by union group based on the negotiated terms of the applicable collective bargaining agreement. Effective June 19, 2008, the Plan changed its trustee and record keeper from Prudential Retirement Services (“Prudential”) to The Vanguard Group (“Vanguard”) and a Master Trust Agreement between the Company and Vanguard (the “Master Trust”) was established to hold all Company common stock held by the Plan – see note 4.

B.	Plan Amendments The predecessor plan was the Mark Controls 401(k) Savings Plan and was amended effective January 1, 1998, renaming the Plan as the Crane Co. Union Savings and Investment Plan. The Plan was most recently amended and restated effective January 1, 2008, (the “2008 Restatement”). In addition to incorporating all prior amendments to the Plan since it was last restated in 2003, the 2008 Restatement provided for the following amendments:

•	Increase the annual deferral limit for non-highly compensated employees to 75% of compensation;

•	Prohibit participants who take a hardship withdrawal from making any salary deferral contributions to the Plan for a period of 6 months following the withdrawal;

•	Permit in-service withdrawals of rollover monies at any time and for any reason;

•

Provide that changes in elective deferrals, including new enrollments, and investment elections will become effective as soon as administratively practical to reflect electronic administration of plan accounts; and

•	Other technical amendments reflecting recent statutory and regulatory changes.

C.	Administration of the Plan The authority to manage, control and interpret the Plan is vested in the Administrative Committee (the “Committee”) of the Company. The Committee, which is appointed by the Board of Directors of the Company, appoints the Plan Administrator and is the named fiduciary within the meaning of ERISA.

D.	Participation Subject to certain conditions, U.S. collective bargaining employees of Crane Washington (effective 1998) and Sequentia (effective 2001) are eligible to participate in the Plan on the first day of the month succeeding the month after all eligibility requirements have been satisfied as established by the collective bargaining agreement.

E.	Contributions and Funding Policy Participants may elect to contribute to the Plan in whole percentages as set forth in the collective bargaining agreement. Participants who have attained age 50 before the close of the Plan Year will be eligible to make Catch-Up Contributions in accordance with, and subject to the limits of, Section 414(v) of the Code. Contributions are invested in funds selected by the participants. The Company matching benefits vary by collective bargaining group and are dependent upon the terms negotiated through the collective bargaining process. In accordance with the Internal Revenue Code (the “Code”), participant pretax contributions could not exceed $15,500 in 2008 and 2007. Discrimination tests are performed annually; any test discrepancies would result in refunds to the participants.

F.	Investments Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are allocated in accordance with the participant allocation elections. The Plan currently offers mutual funds, a common collective trust and the Master Trust as investment options for participants.

G.	Expenses Plan administrative expenses that are not otherwise paid out of the Plan assets (except those associated with the Master Trust) are paid by the Company in compliance with the terms of the Plan and Department of Labor guidance. In addition, personnel and facilities of the Company used by the Plan for its accounting and other activities are provided at no charge to the Plan. Commission fees and administrative expenses incurred by the Master Trust are paid by the fund through automatic unit deductions. Participant loan fees are paid by the participant through automatic payroll deductions.

H.	Participant Accounts Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching or other contribution and Plan earnings, and charged with withdrawals and Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

I.	Vesting Employee contributions are 100% vested. Vesting for employer contributions is set forth in the collective bargaining agreements. Participants whose employment terminates by reason of death, permanent disability or retirement are fully vested. Participants are fully vested upon the attainment of age sixty-five (65).

J.	Forfeited Accounts At December 31, 2008 and 2007, forfeited non-vested accounts totaled $38,220 and $3,331, respectively. These accounts will be used to reduce future Company contributions. During the years ended December 31, 2008 and 2007, there were no forfeited non-vested accounts used to reduce Company contributions.

K.	Distributions A participant whose employment with the Company terminates can elect to receive all vested amounts, subject to applicable tax law. A participant may apply to the Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Code.

L.	Rollovers and Transfers from Other Plans Rollovers and transfers from other qualified plans are accepted by the Plan. Rollovers and transfers represent contributions of assets from other qualified plans of companies acquired by the Company and participant account balances of new employees from other non-company qualified plans.

M.	Participant Loans Some participants (depending upon the collective bargaining process) may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer between investment funds and the Loan Fund. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prevailing prime lending rate plus two percent on the first day of the Plan year. Principal and interest are paid ratably through regular payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in preparation of the financial statements of the Plan.

A.	Basis of Accounting The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

B.	Investment Valuation The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in mutual funds are valued at the closing composite price published for the last business day of the year. The Stable Value Fund and Vanguard Retirement Savings Trust III are common collective trust funds administered by Wells Fargo Bank, N.A. (the “Bank”) and Vanguard, respectively. The Stable Value Fund invests in investment contracts, traditional guaranteed investment contracts (“GICs”) and security-backed contracts issued by insurance companies and other financial institutions. The fair value of a GIC is based on the present value of future cash flows using the current discount rate. The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of a wrapper contract provided by a security-backed contract issuer is the replacement cost, and is based on the wrapper contract fees. The Vanguard Retirement Savings Trust III invests primarily in synthetic investment contracts backed by high-credit-quality fixed income investments and traditional investments issued by insurance companies and banks. The investment in the Master Trust is valued at the quoted market price of the Company’s common stock. The S&P 500 Index Fund is a pooled separate account that was administered by Prudential. As of the conversion to Vanguard on June 19, 2008, there no longer exists a pooled separate account. The units of the pooled separate accounts are stated at fair value as determined by the issuer of the pooled separate accounts based on the fair market value of the underlying investments. Participant loans are valued at outstanding loan balance, which approximates fair value.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of assets available for benefits presents investment contracts at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in assets available for benefits is presented on a contract value basis and is not affected by the FSP. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

C.	Investment Transactions and Income Recognition Investment transactions are accounted for on the trade date. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants’ accounts within the fund based on the participant’s relative beginning balance.

D.	Payment of Benefits Benefit payments are recorded when paid.

E.	Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

F.	Risks and Uncertainties The Plan utilizes various investment instruments, including mutual funds, common stock and a common collective trust. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

G.	Fair Value Measurement In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The standard applies under other accounting pronouncements that require or permit fair value measurements with certain exceptions. SFAS No. 157 was effective for the Plan on January 1, 2008. The adoption of SFAS No. 157 did not have a material effect on the Plan’s net assets available for benefits.

3	INVESTMENTS

Plan investments whose fair value individually represented 5% or more of the Plan’s assets as of December 31, 2008 and 2007:

	2008		2007
	Shares/ Units	Fair Value	Shares/ Units	Fair Value
American Funds Growth Fund Am	5,248	$106,646	—	$—
Vanguard Target Retirement 2015 Fund	9,731	92,937	—	—
Vanguard Retirement Savings Trust lll (1)	737,115	737,115	—	—
Jennison Growth Fund Z	—	—	10,953	206,567
American Balanced Fund A	—	—	6,413	123,902
Eaton Vance Large Cap Value Fund A	11,323	165,090	12,780	288,196
Dryden S&P 500 Index Fund	—	—	1,090	97,516
Stable Value Fund (2)	—	—	18,158	752,638
Templeton Foreign Fund A	—	—	9,861	123,466

(1)	The Vanguard Retirement Savings Trust lll at contract value amounted to $749,710 at December 31, 2008.
(2)	The Stable Value Fund at contract value amounted to $754,903 at December 31, 2007.

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the period, (depreciated) appreciated in value as follows:

	2008	2007
Mutual Funds	$(365,482)	$77,189
Common Collective Trust	15,735	32,778
Pooled Separate Accounts	(7,525)	4,868
Investment in Master Trust	(16,016)	—
Common Stock	(971)	5,789

	$(374,259)	$120,624

4.	INTEREST IN MASTER TRUST

On June 19, 2008, the Plan established a Master Trust to hold the Crane Co. Stock Fund. This trust account at Vanguard (“Trustee”) consists of an undivided interest in an investment account of the Master Trust, and is administered by the Trustee. Use of the Master Trust permits the commingling of trust assets with the assets of the Amended and Restated Crane Co. Savings and Investment Plan as well as the Eldec Corporation and Interpoint Corporation Retirement Plan with the Plan for investment and administrative purposes. Although assets of all plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the three participating plans.

The net assets and investments of the Master Trust at December 31, 2008, are summarized as follows

2008
Investment in Master Trust - at Fair Value	$35,404,198

Percentage of Total Master Trust	0.04%

The net investment loss of the Master Trust for the period from June 19, 2008 to December 31, 2008, is summarized below:

2008
Net depreciation in fair value of investments	$(41,312,810)

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Prudential and the Vanguard. Prudential and Vanguard are the Trustees as defined by the Plan (see Note 1), and, therefore, these transactions qualify as party-in-interest transactions. Balances of these funds at December 31, 2008 and 2007 were $900,301 and $307,663, respectively. These funds earned net investment income (loss) of $(37,146) and $29,077 for the years ended December 31, 2008 and 2007, respectively. Fees incurred for investment management services, if any, were paid by the Plan.

At December 31, 2008 and 2007, the Plan held 780 and 683 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $24,526 and $22,954, respectively, and fair value of $13,451 and $29,298, respectively. During the year ended December 31, 2008 and 2007, the Plan recorded net investment income (loss) of $(16,199) and $6,454, respectively, related to its investment in Company common stock. In 2008, the common stock of the Company is held in the Master Trust.

Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation and financial reporting of the Plan. The Company pays these individuals’ salaries and also pays other administrative expenses on behalf of the Plan. Certain fees, to the extent not paid by the Company, are paid by the Plan.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

6.	PLAN TERMINATION

The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company’s contributions to the Plan. In the event of the Plan’s termination or discontinuance of contributions there under, the interest of each participant in benefits accrued to such date, to the extent then funded, is fully vested and non forfeitable. Subject to the requirements of the Code, the Committee shall thereupon direct the Trustee to either (i) continue to hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) immediately distribute to each participant all amounts then credited to the participant’s account as a lump sum.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated November 14, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. Although the Plan has been amended since receiving the determination letter, the Company and the Plan Administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	FAIR VALUE MEASUREMENT

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits as well as in the Statement of Assets, the fair value of its investments and the net (depreciation) appreciation in the fair value of its investments, which consists of the realized gain or loss on the sale of investments and the unrealized appreciation or depreciation in the fair value of investments. In accordance with SFAS No. 157, the Plan classifies its investments into three Levels as presented in the following table. Level 1 refers to unadjusted quoted prices in active markets for identical assets for which the Plan has the ability to access as of the reporting date. Financial assets valued using Level 1 inputs include Crane Co. common stock and Mutual Funds that are valued at the closing price reported by various stock exchanges. Level 2 refers to inputs other than quoted prices included within Level 1 that are directly observable for the asset or indirectly observable through corroboration with observable market data. Financial assets valued using Level 2 inputs include the Common Collective Trust. Level 3 refers to unobservable inputs, such as internally-developed pricing models for the asset due to little or no market activity for the asset. As of December 31, 2008, the Plan’s participant loans were categorized as Level 3 investments. Participant loans are valued at cost, which approximates fair value. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds	$593,166	$—	$—	$593,166
Common collective trust	—	737,115	—	737,115
Loan fund	—	—	94,944	94,944

Total investments, at fair value	$593,166	$737,115	$94,944	$1,425,225

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Plan Interest in Master Trust	$13,451	$—	$—	$13,451

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Loan Fund
Beginning balance, January 1, 2008	$83,950
Issuances and settlements, net	10,994

Ending balance, December 31, 2008	$94,944

9.	NONEXEMPT PARTY-IN-INTEREST TRANSACTION

In July 2008, the Company inadvertently failed to remit certain participant payroll deductions in the aggregate amount of $2,813 to the Trustee in accordance with the timing requirements of Department of Labor Regulation 2510.3-102. In accordance with applicable correction procedures for such late contributions, participant accounts will be credited with the amount of the deductions, adjusted to account for any investment earnings that would have been earned had the participant contributions and loan payments been remitted on a timely basis. The Company will file Form 5330 with the Internal Revenue Service and will pay the required excise tax on the transaction. Management believes that this compliance issue does not affect the tax-exempt status of the Plan.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007
Statement of assets available for benefits:
Assets available for benefits per the financial statements	$1,507,047	$1,889,233

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(12,595)	(2,265)

Assets available for benefits per the Form 5500, at fair value	$1,494,452	$1,886,968

For the year ended December 31, 2008 and 2007, the following is a reconciliation of the change in assets available for benefits per the financial statements to the Form 5500:

	2008	2007
Statement of changes in assets available for benefits:
(Decrease) increase in assets available for benefits per financial statements	$(382,186)	$113,048

Less:
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2008	(12,595)	—

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2007	2,265	(2,265)

Plus:
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2006	—	10,247

(Decrease) increase in assets available for benefits per Form 5500	$(392,516)	$121,030

CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

( a ) ( b )	( c )	( d )	( e )
Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
American Funds Growth Fund Am	Registered Investment Company	**	$106,646

Columbia MC Value Fund Class Z	Registered Investment Company	**	47,126

EatonVanceLgCapVal	Registered Investment Company	**	165,090

Munder:MidCap Sel;Y	Registered Investment Company	**	39,510

Sentinel Small Company Fd Cl A	Registered Investment Company	**	8,604

Thornburg International Value Fund	Registered Investment Company	**	63,004

* Vanguard 500 Index Fund Investor Shares	Registered Investment Company	**	61,802

* Vanguard Target Retirement 2015 Fund	Registered Investment Company	**	92,937

* Vanguard Total Bd Mkt Indx Inv	Registered Investment Company	**	8,447

* Vanguard Retire Svgs Trust III***	Registered Investment Company	**	737,115

Loans to Various Participants

Loans have interest rates ranging from 6.00% to 9.25% and mature in 2009 through 2013 (35 loans outstanding)		**	94,944

			$1,425,225

*	Represents a party-in-interest to the plan.
**	Cost information is not required for participant-directed investments and therefore is not included.
***	Vanguard Retire Svgs Trust III at contract value amounted to $749,710 at December 31, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Crane Co. Union Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

/s/ Andrew L. Krawitt
Andrew L. Krawitt
On behalf of the Committee

/s/ A. I. duPont
A.I. duPont
On behalf of the Committee

Stamford, CT

June 29, 2009